SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Preferred			355,373,809	1.1326	0.6469
End Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type	Total
Shares	Preferred			355,373,809	1.1326	0.6469
Transactions in the Month
Securities / Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct with the Company	Sell	16	7,175,405	709.08	5.087.936,18
Shares	Preferred	Direct with the Company	Sell	13	492,200	707.02	347.995,24
Shares	Preferred	Direct with the Company	Buy	10	5,000,000	512.10	2,560,500.00
Shares	Preferred	Direct with the Company	Buy	10	9,528,294	480.92	4,582,347.38
Shares	Preferred	Direct with the Company	Buy	10	3,000,000	512.10	1,536,300.00
Shares	Preferred	Direct with the Company	Buy	10	6,749,999	480.92	3,246,209.52
Shares	Preferred	Direct with the Company	Buy	10	7,014,254	512.10	3,591,999.47
Shares	Preferred	Direct with the Company	Buy	10	3,472,212	480.92	1,669,856.42
Shares	Preferred	Direct with the Company	Buy	10	4,341,311	480.92	2,087,823.10
Shares	Preferred	Direct with the Company	Buy	10	4,341,108	480.92	2,087,725.85
Shares	Preferred	Direct with the Company	Buy	10	925,922	480.92	445,294.24
Shares	Preferred	Direct with the Company	Buy	10	761,863	480.92	366,395.05
Shares	Common	As stated in the Minutes	Bonus shares	31	4,715,000	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	9,928,532	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	1,706,949	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	13,958,000	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	2,604,014	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	10,990,539	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	12,381,678	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	15,231,726	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	349,895	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	152,372	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	6,530,000	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	19,524	0.00	0.00
End Balance
Shares	Common			78,568,229	0.2277	0.1193
Shares	Preferred			392,841,167	1.2520	0.5963

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors		( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			22,874,496,090	97.0976		41.6393
Shares	Preferred			12,174,387,046	38.8009		22.1616
Transactions in the Month
Securities / Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Contract	Sell	27	1,347,154,632	1,124.68	1,515,107,348.19
Shares	Common	As stated in the Minutes	Share Contribution	30	9,213,336,514	659.12	6,072,726,241.65
Shares	Preferred	As stated in the Minutes	Share Contribution	30	11,398,181,319	659.12	7,512,808,709.17
Shares	Preferred	Direct with the Company	Buy	10	12,500,000	184.29	2,303,625.00
Shares	Preferred	Direct with the Company	Buy	10	18,064,739	480.92	8,687,694.39
Shares	Preferred	Direct with the Company	Buy	10	149,956	480.92	72,116.78
Shares	Common	Contract	Buy	27	1,347,154,632	1.124.68	1,515,107,348.19
Shares	Common	As stated in the Minutes	Capital Increase	30	9,213,336,514	659.12	6,072,726,241.65
Shares	Preferred	As stated in the Minutes	Capital Increase	30	11,398,181,319	659.12	7,512,808,709.17
Shares	Common	Bradesco	Buy	27	1,000,000	645.00	645,000.00
Shares	Common	Bradesco	Buy	31	100,000	646.00	64,600.00
Shares	Common	Bradesco	Buy	31	5,100,000	655.00	3,340,500.00
Shares	Common	As stated in the Minutes	Bonus shares	31	210,751	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	200,000	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	1	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	42,837	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	2,000	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	807,913,645	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	1,729,991	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	848,947,447	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	5,287,755,681	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	2	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	716,829	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	9,867,400	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	42,629,001	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	1,600	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	600,000	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	2,500,004	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	2	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	14,050,371	0.00	0.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			29,897,863,652	86.6619	45.3850
Shares	Preferred			12,205,141,741	38.8988	18.5274

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management		( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			22,845	0.0001		0.0000
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	As stated in the Minutes	Bonus shares	31	104	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	4,465	0.00	0.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			27,414	0.0001		0.0000

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors		( ) Management	( ) Fiscal Council		(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Preferred			6,725	0.0000		0.0000
Transactions in the Month
Securities / Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	As stated in the Minutes	Bonus shares	31	1,344	0.00	0.00
Shares	Common	As stated in the Minutes	Bonus shares	31	1	0.00	0.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			1,345	0.0000		0.0000
Shares	Preferred			6,725	0.0000		0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.